Exhibit 4.34
Summary in English of the Assignment Agreement with respect to Debentures (the “Assignment Agreement”)
The Assignment Agreement was entered into on April 7, 2011 by and between Mexico Media Investments S.L., Sociedad Unipersonal, as assignor (the “Assignor”) and Corporativo Vasco de Quiroga, S.A. de C.V., as assignee (the “Assignee”), with the consent of GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”) and Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria (the “Common Representative”).
On April 7, 2011 the Assignor assigned to the Assignee all of its rights and obligations (the “Assignment”) under certain unsecured debentures issued by GSF mandatorily convertible into shares of capital stock of GSF, in the aggregate principal amount of U.S.$1,564,996,000, including certain Series 1 Debentures in the principal amount of U.S.$364,996,000 (the “Series 1 Debentures”) and certain Series 2 Debentures in the principal amount of U.S.$1,200,000,000 (the “Series 2 Debentures”). GSF granted its full consent to the Assignment.
Upon execution of the Assignment Agreement, the Assignee paid the Assignor U.S.$364,996,000 as consideration for the assignment of the Series 1 Debentures.
GSF released the Assignor from any and all liability arising in connection with the Series 1 Debentures and the Series 2 Debentures, and any and all rights and obligations thereunder.
The parties to the Assignment Agreement submitted to the applicable laws of Mexico and to the jurisdiction of the courts sitting in Mexico City, Federal District.

Summary in English of the Amended and Restated Indenture
The Amendment and Restatement of the Indenture dated December 16, 2010 (the “Indenture”) was entered into on April 7, 2011, relating to the issuance of the Series 1 and Series 2 Debentures by GSF Telecom Holdings, Sociedad Anónima Promotora de Inversión de Capital Variable (the “Company”), with the consent of Deutsche Bank México, Sociedad Anónima, Institución de Banca Múltiple, División Fiduciaria, in its capacity as common representative for the Holders of the Series 1 Debentures and the Holders of the Series 2 Debentures (the “Common Representative”).
A. Amount of Issuance, Denomination and Issuance Price
The Indenture provides for the issuance by the Company of the Series 1 Debentures and the Series 2 Debentures (the “Debentures”).
The “Series 1 Debentures” are the 364,996 registered unsecured debentures of the Company, par value U.S.$1,000 each, representing in the aggregate U.S.$364,996,000, issued against payment in cash on April 7, 2011 (the “Date of Issue”). The Series 1 Debentures are mandatorily convertible into Series BB shares representing 11.53% of the Company’s capital.
The “Series 2 Debentures” are the 1,200,000 registered unsecured debentures of the Company, par value U.S.$1,000 each, representing in the aggregate U.S.$1,200,000,000, payable in cash by the Holder no later than on October 31, 2011 (in a single up-front installment or in multiple installments).1 The Series 2 Debentures are mandatorily convertible into Series BB shares representing 37.91% of the Company’s capital.
The effective terms of the Series 1 Debentures and the Series 2 Debentures commence on the Date of Issue and on the date on which the Purchase Price payable in respect of the Series 2 Debentures has been paid in full, respectively, and expire, as the case may be, on one of the following dates: (i) the date on which the relevant Debentures are redeemed; (ii) the date on which the relevant Debentures are converted into the Company’s shares; or (iii) the Final Conversion Date for the Series 1 Debentures or the Final Conversion Date for the Series 2 Debentures, as the case may be.
B. Redemption; Extension
The Series 1 Debentures are not subject to redemption by the Company prior to the Final Conversion Date for the Series 1 Debentures. The Series 2 Debentures are not subject to redemption by the Company during the period from the date on which the Purchase Price payable in respect of the Series 2 Debentures has been paid in full, to the Final Conversion Date for the Series 2 Debentures. If any Series 1 Debentures or Series 2 Debentures, as the case may be, remain unredeemed or unconverted as of the Final Conversion Date for the Series 1 Debentures or the Final Conversion Date for the Series 2 Debentures, as the case may be, such final conversion date will be deemed extended for an additional six months without need for further action. Six month extensions will continue to be granted if the Debentures remain unredeemed or unconverted. The holder of the Debentures may also obtain an extension for successive 12 month periods upon written notice to the Company. In addition, an extension may be obtained so as to allow for the satisfaction of the conditions precedent for the conversion of the Debentures.

[1]	Note: As of June 28, 2011, U.S.$600,000,000 of the Purchase Price payable in respect of the Series 2 Debentures had been paid, and U.S.$600,000,000 remains to be paid.

The Debentures are not subject to early redemption by the Company under any circumstance, whether in full or in part.
C. Interest
The Series 1 Debentures and the Series 2 Debentures accrue interest at the rate of 2% per annum on the principal outstanding amount thereof, payable on a quarterly basis. The Series 1 Debentures and the Series 2 Debentures accrue interest from the Date of Issue and from each date on which a payment of an installment of the Purchase Price payable in respect of the Series 2 Debentures is made, respectively, to any of the following dates: (i) the date on which the relevant Debentures are redeemed; (ii) the date on which the relevant Debentures are converted into the Company’s shares; and (iii) the Final Conversion Date for the Series 1 Debentures or the Final Conversion Date for the Series 2 Debentures, as the case may be. Interest accrued through the periods specified in (ii) or (iii) of the previous sentence is not subject to capitalization.
In the event of default, the Debentures accrue default interest at the rate of 10% per annum or the rate obtained by multiplying by two the interest rate in respect of the 28 day Treasury Certificates (Certificados de Tesorería, or CETES) in effect as of the relevant default date, whichever is higher. Such interest accrues from the date of default to the date of actual payment in full of all amounts owing under the Indenture.
D. Conversion
Series 1 Debentures
Subject to the satisfaction of conditions precedent, the Series 1 Debentures are mandatorily convertible into Series BB/1 Shares. Each Series 1 Debenture shall be converted into 94.78684984 Series BB/1 Shares, provided that the Series BB/1 Shares shall at all times represent 11.53% of the Company’s aggregate number of shares.
Subject to the satisfaction of conditions precedent, the holders of the Series 1 Debentures may convert into Series BB/1 Shares all or part of the outstanding Series 1 Debentures upon (1) any default by the Company with its obligations under the Indenture or the certificates representing the Series 1 Debentures or (2) the expiration of the six-month period following the date of execution of the Indenture.
The conversion of the Series 1 Debentures is contingent upon each and all of the holders of Series 1 Debentures agreeing to convert a pro rata share of the number of Series 1 Debentures held by each of them, on the same terms.

If the holders of the Series 1 Debentures do not convert their Debentures upon expiration of the six-month period following the date of execution of the Indenture, the Series 1 Debentures will from that date and until their redemption or conversion accrue regular interest at the rate of 2% per annum, and the holders retain the right to convert their Series 1 Debentures at any time thereafter. On the Final Conversion Date for the Series 1 Debentures, the Company will pay to the holders of any Series 1 Debentures remaining unconverted as of such date any and all accrued and unpaid interest on the Series 1 Debentures. Interest on the Series 1 Debentures is not subject to capitalization.
Series 2 Debentures
Subject to the satisfaction of conditions precedent, the holder of the Series 2 Debentures may convert into Series BB/2 Shares, at any time, all or part of the Series 2 Debentures previously paid by it. Each Series 2 Debenture shall be converted into 94.78684913 Series BB/2 Shares, provided that the Series BB/2 Shares shall at all times represent 37.91% of the Company’s aggregate number of shares.
If the holders of the Series 2 Debentures do not convert their Series 2 Debentures as specified in the preceding paragraph, the Series 2 Debentures will from that date and until their redemption or conversion accrue regular interest at the rate of 2% per annum, and the holders retain the right to convert their Series 2 Debentures at any time thereafter. On the Final Conversion Date for the Series 2 Debentures, the Company will pay to the holders of any Series 2 Debentures remaining unconverted as of such date any and all accrued and unpaid Interest on the Series 2 Debentures. Interest on the Series 2 Debentures is not subject to capitalization.
E. Conditions Precedent
The conversion of each Debenture is subject to the Federal Competition Commission (Comisión Federal de Competencia) not issuing any objection to the conversion of the Debentures by the relevant Holder, prior to the Final Conversion Date for the Series 2 Debentures.
F. Transfer
Any holder of Debentures is entitled to transfer any of the Debentures without need for the Company’s prior authorization to any entity in which the relevant holder of Debentures holds 99% of the outstanding shares of stock.
G. Shareholder’s Meetings
The approval of any of the following matters by the Company’s general shareholders’ meeting shall be subject to the prior written consent of all holders: (1) any change in the corporate purpose of the Company, (2) the dissolution of the Company, (3) any merger or spin-off, (4) the payment of any dividend or the refund of any amount to the Company’s shareholders, (5) the transfer of or the creation of any lien on any shares of stock or rights thereto held by the Company and (6) the incurrence of any indebtedness, loan or financing by the Company.

H. Applicable Law and Jurisdiction
The interpretation, execution and enforcement of the Indenture is subject to the applicable laws of Mexico and the jurisdiction of the competent courts sitting in Mexico City, Federal District.
I. Certain Definitions
“Final Conversion Date for the Series 1 Debentures” shall mean the fifth anniversary of the execution of the Indenture or, in the event of renewal or extension of the conversion period pursuant to the Indenture, the effective date of conversion of the Series 1 Debentures into Series BB/1 Shares; provided, that if the Final Conversion Date for the Series 1 Debentures falls on a day which is not a business day, then the Final Conversion Date for the Series 1 Debentures shall be the first business day immediately following that day.
“Final Conversion Date for the Series 2 Debentures” shall mean the fifth anniversary of the execution of the Indenture or, in the event of renewal or extension of the conversion period pursuant to the Indenture, the effective date of conversion of the Series 2 Debentures into Series BB/2 Shares; provided, that if the Final Conversion Date for the Series 2 Debentures falls on a day which is not a business day, then the Final Conversion Date for the Series 2 Debentures shall be the first business day immediately following that day.
“Holder” means Mexico Media Investments, S.L., Sociedad Unipersonal, and or any of its successors or assigns.
“Purchase Price” shall mean the aggregate consideration payable in respect of the Series B and BB Shares, the Series 1 Debentures and the Series 2 Debentures, irrespective of whether the Series 1 Debentures or the Series 2 Debentures shall have been converted into shares of stock of the Company.

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